Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Statoil calls extraordinary general meeting

Statoil's (OSE:STL, NYSE:STO) extraordinary general meeting that will consider the proposed merger of Norsk Hydro ASA's petroleum business with Statoil ASA, will be held on Thursday 5 July at 17:00 at the Clarion Hotel in Stavanger.

The agenda is attached to this stock exchange announcement. The document will be sent to all shareholders in Statoil and Hydro together with a prospectus. All documents can also be downloaded from Statoil's website, www.statoil.com/egm.

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president for investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president for investor relations in USA: +1 (203) 978 69 50 (mobile)

Press
Ola Morten Aanestad, vice president for media relations, +47 48 08 02 12 (mobile) +47 51 99 13 77 (office)

To the shareholders of Statoil ASA

EXTRAORDINARY GENERAL MEETING

5 July 2007, 5 pm

at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger

AGENDA

1 OPENING OF THE GENERAL MEETING BY THE CHAIR OF THE CORPORATE ASSEMBLY

2 REGISTRATION OF SHAREHOLDERS IN ATTENDANCE AND AUTHORISATIONS

3 ELECTION OF THE CHAIR

The Board proposes that the general meeting elect the chair of the corporate assembly, Anne Kathrine Slungård, to chair the meeting

4 ELECTION OF PERSON TO CO-SIGN THE MINUTES TOGETHER WITH THE CHAIR

5 APPROVAL OF INVITATION AND AGENDA

6 INFORMATION ON THE PROPOSED MERGER BETWEEN STATOIL AND HYDRO’S PETROLEUM ACTIVITIES

At the general meeting, comprehensive information will be presented regarding the proposed merger between Statoil ASA and Norsk Hydro ASA’s petroleum activities, including an account of the plan for the demerger of Norsk Hydro ASA as a part of the merger of Norsk Hydro ASA’s petroleum activities with Statoil ASA entered into by the boards of directors of Norsk Hydro ASA and Statoil ASA on 12 and 13 March 2007, respectively (hereafter the “Merger plan”).

7 APPROVAL OF THE PLAN TO MERGE STATOIL AND HYDRO’S PETROLEUM ACTIVITIES

Proposed resolution:

“The plan for the demerger of Norsk Hydro ASA as a part of the merger of Norsk Hydro ASA’s petroleum activities with Statoil ASA entered into by the boards of directors of Norsk Hydro ASA and Statoil ASA on 12 and 13 March 2007, respectively, is approved.”

8 SHARE ISSUE RESOLUTION, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ELECTIONS AS A RESULT OF THE MERGER

8.1 Capital increase – shares as consideration

As provided for in the Merger Plan, the shareholders in Norsk Hydro ASA shall receive consideration shares in Statoil ASA. The conversion ratio is 0.8622 shares in Statoil ASA for each share in Norsk Hydro ASA. Fractions of shares shall not be issued. Instead such fractions will be combined and sold as whole shares in the market. The net proceeds shall be distributed proportionately between those entitled to fractions. Consideration shares will not be issued for Norsk Hydro ASA’s treasury shares.

Proposed resolution:

“The share capital shall be increased by NOK 2,606,655,590 from NOK 5,364,962,167.50 to NOK 7,971,617,757.50 by issuing 1,042,662,236 shares, each with a par value of NOK 2.50, in connection with the demerger. The portion of the contribution which is not treated as share capital in the accounts shall, in accordance with the continuity principle, be treated in the accounts so that the sum of the paid in equity capital in the two companies remains unchanged after the merger.

Subscription of the shares shall take place by way of the approval of the Merger plan by the general meeting of Norsk Hydro ASA.

Payment for the shares shall take place by the transfer of assets, rights and obligations from Norsk Hydro ASA according to the Merger Plan when completion of the demerger is registered with the Register of Business Enterprises.

The shareholders of Statoil ASA waive the pre-emptive right to subscribe for shares as the shares are issued to the shareholders of Norsk Hydro ASA as demerger consideration. Shares will not be issued to Norsk Hydro ASA’s for treasury shares owned by the company. The new shares shall entitle the holders to distributions from the time they are issued.

The new shares shall be registered in Statoil ASA’s register of shareholders as soon as possible after the completion of the demerger is registered with the Register of Business Enterprises, and shall thereafter entitle the holder to full shareholder rights in Statoil ASA. ”

8.2 Amendments to the Articles of Association as a consequence of the merger etc.

As a part of the approval of the merger with Norsk Hydro ASA’s petroleum activities the general meeting in Statoil AS shall adopt certain amendments to the Articles of Association, so that the Articles of Association, from the date that the merger becomes effective, will be in accordance with Annex 6 to the Merger plan. Two important amendments are the change of the company’s name to StatoilHydro ASA (Article 1) and the change in the company’s share capital and number of shares as a result of issuance of consideration shares to Norsk Hydro ASA’s shareholders (Article 3). The share capital and number of shares to be provided for in Article 3 is based on that the capital reduction in accordance with item 9 has been implemented. Apart from the above, the amendments are minor technical and linguistic changes. See Annex 7 to the Merger plan for a more detailed description of the proposed amendments.

Proposed amendments to the Articles of Association:

Article 1 shall be amended to read:

“The Company’s name is StatoilHydro ASA. The Company is a Public Limited Company.

The object of StatoilHydro ASA is to engage in exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, as well as other business. The activities may also be carried out through participation in or cooperation with other companies.”

Article 2 shall be amended to read:

“The Company’s registered office is located in the municipality of Stavanger.”

Article 3 shall be amended to read:

“The share capital of the Company is NOK 7,971,617,757.50 divided into 3,188,647,103 shares of NOK 2.50 each.”

Article 4 shall be amended to read:

“The Board of Directors of the Company shall consist of 10 members. The Board of Directors, including the chair and the deputy chair, shall be elected by the Corporate Assembly. Deputy Directors may be elected in respect of the directors elected by and among the employees in accordance with regulations pursuant to the Public Limited Companies Act concerning the rights of employees to be represented on the Board of Directors and in the Corporate Assembly of limited companies.”

Article 6 shall be amended to read:

“The Board shall appoint the Company’s Chief Executive Officer and stipulate his/her salary.”

Article 7, first paragraph, shall be amended to read:

“The Company shall have a Corporate Assembly consisting of 18 members and deputy members. The Annual General Meeting shall elect 12 members and 4 deputy members for these 12 members. 6 members and deputies for these 6 members shall be elected by and among the employees of the Company in accordance with regulations pursuant to the Public Limited Companies Act concerning the rights of employees to be represented on the Board of Directors and in the Corporate Assembly of limited companies.”

Article 8 shall be amended to read:

“The Annual General Meeting shall be held each year by the end of June. Annual General Meetings shall be held in the municipality of Stavanger or Oslo.”

Article 9 shall be amended to read:

“The Annual General Meeting shall address and decide the following matters:

Adoption of the annual report and accounts, including the declaration of dividends.

Any other matters which are referred to the Annual General Meeting by statute law or the articles of association.

Article 11 shall be amended to read:

The duties of the Election Committee are to submit a recommendation to the Annual General Meeting for the election and remuneration of shareholder-elected members and deputy members of the Corporate Assembly, and to submit a recommendation to the Corporate Assembly for the election and remuneration of shareholder-elected members of the Board of Directors. The chair of the Board of Directors and the President and Chief Executive Officer shall be invited, without having the right to vote, to attend at least one meeting of the Election Committee before it makes its final recommendation.

The Election Committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the Board of Directors and the Company’s management. The members of the Election Committee, including the chair, shall be elected by the Annual General Meeting. The chair of the Election Committee and one other member shall be elected from among the shareholder-elected members of the Corporate Assembly. The members of the Election Committee are elected for a term of 2 years. The Annual General Meeting stipulates the remuneration to be paid to the members of the Election Committee. The Company will cover the costs of the Election Committee.

At the proposal of the Board of Directors shareholder-elected members, the Corporate Assembly may adopt instructions for the Election Committee.”

Article 12 shall be deleted.

These amendments to the Articles of Association shall enter into force on the date that the merger becomes effective.

8.3 Election of shareholder-elected members to the Corporate Assembly

As a consequence of the merger between Statoil ASA and Norsk Hydro ASA’s petroleum activities, it is anticipated that there will be an election of new shareholder-elected members to the Corporate Assembly. It follows from the Merger plan that the election committee of Statoil ASA shall nominate seven of the shareholder elected members (with the addition of two deputy members), while the election committee of Norsk Hydro ASA shall nominate five members (with the addition of two deputy members). The two companies’ election committees have coordinated their efforts and proposed a composition of the Corporate Assembly which meets the needs of the merged company with respect to competence, continuity and renewal. In addition to the 12 shareholder-elected members, six members of the Corporate Assembly will be elected by and among the employees.

The following members are nominated by Statoil ASA’s election committee:
Olaug Svarva (49), managing director, the Norwegian National Insurance Fund (leader)
Erlend Grimstad (39), executive vice president, Umoe AS
Greger Mannsverk (46), managing director, Kimek AS
Steinar Olsen (57), chair of the board of directors, MI Norge AS
Benedicte Berg Schilbred (60), working chair of the board of directors, Odd Berg Gruppen
Ingvald Strømmen (56), professor at the Norwegian University of Science and Technology (NTNU)
Inger Østensjø (52), chief officer, Stavanger local authority

Deputy members:
1st deputy: Oddbjørg Ausdal Starrfelt (58), senior adviser, Mercuri Urval
3rd deputy: Hege Sjo (38), manager, European engagements, Hermes Investment Management Ltd.

The following members are nominated by Norsk Hydro ASA’ election committee:
Idar Kreutzer (44), chief executive officer, Storebrand (deputy leader)
Rune Bjerke (46), chief executive officer, DnB NOR
Gro Brækken (54), chief executive officer, Save the Children Norway
Benedicte Schilbred Fasmer (40), director for capital markets, Sparebanken Vest
Kåre Rommetveit (61), director, University of Bergen

Deputy members:
2nd deputy: Anne-Margrethe Firing (52), senior vice president, Nordea Bank Norge
4th deputy: Shahzad Rana (39), chair of board, Questpoint

The members are elected with effect from the date that the merger between Statoil ASA and Norsk Hydro ASA’s petroleum activities becomes effective. Their term of office will be until the annual general meeting in 2010.

8.4 Election of the Election Committee

In accordance with the Merger plan, the merged company shall have an Election Committee of four members. The election committees of Statoil ASA and Norsk Hydro ASA, respectively, shall each nominate two members. The two companies’ election committees have coordinated their efforts and proposed a composition of the Election Committee which meets the needs of the merged company with respect to competence, continuity and renewal.

The following candidates are nominated for the new Election Committee:

Olaug Svarva, managing director, the Norwegian National Insurance Fund (leader)
Benedicte Schilbred Fasmer, director for capital markets, Sparebanken Vest
Tom Rathke (50), managing director, Vital Forsikring and chief executive officer, DnB NOR
Bjørn Ståle Haavik (44), Director General, Norwegian Ministry of Petroleum and Energy

The members are elected with effect from the date that the merger between Statoil ASA and Norsk Hydro ASA’s petroleum activities becomes effective. Their term of office will be until the annual general meeting in 2010.

9 CAPITAL REDUCTION – STRIKING-OFF OF TREASURY SHARES AND REDEMPTION OF SHARES HELD BY THE STATE

It follows from the Merger plan that the number of shares to be issued as consideration to the shareholders in Norsk Hydro ASA is based on cancellation by Statoil ASA of 5,867,000 treasury shares and redemption of 14,291,848 shares belonging to the state represented by the Norwegian Ministry of Petroleum and Energy. The capital reduction involved in the cancellation/redemption of shares shall be implemented before the effective date of the merger. The state’s shares will be redeemed in accordance with agreements entered into with the state. On redemption, Statoil ASA shall pay a price per share to the state corresponding to the volume-weighted average of the price paid by Statoil ASA for shares bought in the market, plus interest from the time of each individual repurchase until payment is effected. The capital reduction is conditional on giving notice to the creditors. A confirmation from the auditor that the company’s remaining tied-up equity will be fully covered after the reduction is enclosed with the invitation to the general meeting.

Proposed resolution:

“The company’s share capital is reduced by NOK 50,397,120 by

(i) cancellation of 5,867,000 treasury shares, and (ii) redemption ofg 14,291,848 shares held by the state represented by the Norwegian Ministry of Petroleum and Energy through the payment of NOK 2 441 899 894 to the state represented by the Ministry of Petroleum and Energy. The amount corresponds to the average volume-weighted price of the company’s repurchases of own shares in the market with the addition of interest. The amount paid in excess of the nominal share price shall be charged to the premium fund.”

With effect from the effective date of the capital reduction, Article 3 of the Articles of Association shall be amended to read:

“The share capital of the Company is NOK 5,364,962,167.50 divided into 2,145,984,867 shares of NOK 2.50 each.”

REGISTRATION TO ATTEND THE GENERAL MEETING

You are requested to register if you plan to attend the general meeting, either personally or by proxy, before 2 July 2007 at 16:00. Address: DnB NOR Bank ASA, Verdipapirservice, Stranden 21, NO-0021 Oslo. Fax +47 22 48 11 71, or electronically via Investor Services.You can also register at www.statoil.com/register.

Stavanger, 29 May 2007
Jannik Lindbæk
Chair of the Board of Directors

Enclosure: Confirmation from the auditor that the company’s remaining tied-up equity will be fully covered after the reduction

To the Shareholders’ Meeting in Statoil ASA

We confirm that, following a capital reduction in Statoil ASA of NOK 50 397 120, from NOK 5 415 359 287,50 to NOK 5 364 962 167,50 together with a distribution in excess of the nominal value of NOK 2 406 170 274, there is coverage for the remaining share capital and other restricted equity.

Stavanger, 25 May 2007
ERNST & YOUNG AS

Jostein Johannessen
State Authorized Public Accountant (Norway)
(sign.)

This is a translation of the original official Norwegian document, and is provided for information purposes only.

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.